[redacted]

09057156

SEC Mail Processing Section
FEB 2 6 2009
Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mann Mann Jensen Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
623 Fifth Avenue
(No. and Street)

New York NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth Kolber 212-754-9757
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Roth & Spellman LLP
(Name – *if individual, state last, first, middle name*)

730 River Road New Milford NJ 07646
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth Kolber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mann Mann Jensen Partners LP, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WERNER GRASER
Notary Public - State of New York
No. 01GR6114286
Qualified in New York County
My Commission Expires August 9, 2012

Notary Public

Signature

Chief Financial Officer/FINOP

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mann Mann Jensen Partners LP

Financial Statements and Supplementary Information

For the Year Ended December 31, 2008

ROTH & SPELLMAN LLP

TABLE OF CONTENTS

ROTH & SPELLMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS
730 River Road, New Milford, New Jersey 07646 Telephone: (201) 261-4700 Fax: (201) 261-9326 Website: www.rothspellman.com

INDEPENDENT AUDITOR'S REPORT

To the Partners
Mann Mann Jensen Partners LP

We have audited the accompanying statement of financial condition of Mann Mann Jensen Partners LP as of December 31, 2008, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) Regulation 1.16 under the Commodity Exchange Act (CEA). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mann Mann Jensen Partners LP as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) Regulation 1.16 under the Commodity Exchange Act (CEA). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roth & Spellman

February 23, 2009

New Milford, NJ

Mann Mann Jensen Partners LP
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and Cash Equivalents	$ 412,067
Accounts Receivable	437,625
Prepaid Expenses	62,815
Deferred Management Fees Receivable	259,592
Property and Equipment - Net	40,557
Other Assets	2,797
Total Assets	$1,215,453

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts Payable and Accrued Expenses	$ 83,428
Deferred Compensation	112,012
Total Liabilities	195,440
Partners' Capital	1,020,013
Total Liabilities and Partners' Capital	$1,215,453

The accompanying notes are an integral part of the financial statements.

Mann Mann Jensen Partners LP
Statement of Operations
For the Year Ended December 31, 2008

Management and incentive fee revenue	$4,128,374
Operating Expenses:	
Guaranteed payments to partners	116,667
Compensation and benefits	2,539,215
General and administrative expenses	1,262,687
Total operating expenses	3,918,569
Total operating income	209,805
Other income (loss):	
Net appreciation (depreciation) of deferred management fees receivable	(43,591)
Interest income	3,742
Total other income	(39,849)
Income before income tax expense	169,956
Income tax expense	13,133
Net Income	$ 156,823

The accompanying notes are an integral part of the financial statements.

Mann Mann Jensen Partners LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2008

	General Partner	Limited Partner	Total
Balance at January1, 2008	$ 8,632	$ 854,558	$ 863,190
Net Income	1,568	155,255	156,823
Balance at December 31, 2008	$10,200	$1,009,813	$1,020,013

The accompanying notes are an integral part of the financial statements.

Mann Mann Jensen Partners LP
Statement of Cash Flows
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$156,823
Adjustments necessary to reconcile net income to net cash provided by operating activities:	
Depreciation	42,677
Net depreciation of deferred management fees receivable	43,591
(Increase) decrease in operating assets:	
Accounts receivable	(106,930)
Prepaid expenses	56,701
Deferred management fee receivable	(125,000)
Other assets	0
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(19,540)
Deferred compensation	100,521
Other liabilities	0
Net cash provided by operating activities	148,843
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(21,487)
Net cash used in investing activities	(21,487)
NET INCREASE IN CASH AND CASH EQUIVALENTS	127,356
CASH AND CASH EQUIVALENTS - beginning of year	284,711
CASH AND CASH EQUIVALENTS - end of year	$412,067
SUPPLEMENTAL CASH FLOWS DISCLOSURES:	
Income Tax Payments	$ 0
Interest Payments	$ 0

The accompanying notes are an integral part of the financial statements.

Note 1 – Organization

Mann Mann Jensen Partners LP ("the Company"), formerly known as Proxima Alfa Securities LP, was organized in 2005 as a limited partnership under the laws of the State of Delaware. The organization is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company also is an introducing broker registered with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company earns fees for introducing new investors to private investment funds and investment managers.

The Company does not carry securities accounts for customers, perform custodial functions related to customers' securities or maintain customers' funds (See Note 9).

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues and gains are recognized when earned. Expenses and losses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the cash flow statement, the Company considers all cash balances and short-term investments with a maturity of three months or less to be cash equivalents. The Company invests its excess cash primarily in a money market fund of a major financial institution. Accordingly, its cash equivalents are subject to minimal credit and market risk. These cash equivalents are carried at cost, which approximates fair value.

Accounts Receivable

Management believes that all accounts receivable as of December 31, 2008 are fully collectible. Accordingly, no reserve for bad debts exists at December 31, 2008.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash, accounts receivable, accounts payable and accrued expenses approximate their fair value due to the short term maturities of these instruments.

Deferred Management Fees Receivable

For income tax purposes, the Company established a qualified deferral of a portion of its fees under IRS Code Section 409A. These deferred fees are treated as if they had been invested in P Class Shares in the funds distributed by the Company, to which no management or incentive fees are charged, and the deferred fees payable by the client to the Company at the end of the relevant deferral period shall appreciate or depreciate based on the performance of the P Class Shares during the deferral period.

Revenue Recognition

The Company earns a fee for introducing new investors principally to private investment funds and investment managers. Management fees are a function of fee rates charged to each account and the amount of new assets introduced to the fund manager.

Property and Equipment

All property and equipment is stated at cost. Depreciation is provided on the straight line basis for financial reporting purposes at rates based on the following estimated useful lives.

Machinery and equipment	3-5 years
Furniture and fixtures	7 years

The cost of assets sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the accounts and the resulting gain or loss is reflected in income except for assets traded. Expenditures for maintenance and repairs are charged to income as incurred. Renewals and betterments are charged to appropriate asset accounts.

Guaranteed Payments to Partners

Guaranteed payments to partners that are designed to represent reasonable compensation for services rendered are accounted for as partnership expenses rather than as an allocation of partnership net income. Guaranteed payments that are designed to reflect payment of interest on capital accounts are not accounted for as expenses of the partnership. Such payments are considered as part of the allocation of net income.

Income Taxes

The Company has elected to be taxed as a partnership for Federal and State income tax purposes. The Company is not a taxpaying entity for federal and state income tax purposes; accordingly, a provision for federal and state income taxes has not been recorded in the accompanying financial statements. Partnership income or loss is reflected in the partners' individual or corporate income tax returns in accordance with their ownership percentages.

The Company conducts business in New York City, which imposes an income tax on unincorporated businesses. A provision for unincorporated business tax expense has been recorded in the financial statements.

Note 3 – Management Fee Receivable

At December 31, 2008 Management Fee Receivable consisted of the following:

Management Fee Receivable	$280,000
Valuation Allowance	(20,408)
Net Management Fee Receivable	$259,592

These deferred fees are treated as if they had been invested in P Class Shares in the funds distributed by the Company, to which no management or incentive fees are charged. During 2008, net depreciation amounted to $43,591.

Note 4 – Concentrations

The Company has four customers which account for 100% of its sales and accounts receivable.

The Company maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2008 the Company's uninsured cash balances were approximately $162,000.

Note 5 – Property and Equipment

At December 31, 2008, the Company had the following property and equipment:

Assets –	
Furniture and Fixtures	$ 12,655
Machinery and Equipment	127,858
Total Assets	140,513
Accumulated Depreciation	
Furniture and Fixtures	4,734
Machinery and Equipment	95,222
Total accumulated depreciation	99,956
Net Property and Equipment	$ 40,557

Depreciation expense for 2008 was $42,677.

Note 6 – Employee Benefit Plans and Deferred Compensation

The Company has agreed to compensate certain employees in accordance with a formula based upon certain performance measurements and vesting periods. Each individual employee's employment agreement ("the Agreement") contains terms that require the employee to forfeit this compensation for failure to fulfill future employment terms of the Agreement. The Company utilizes a straight line method to recognize this portion of compensation expense over the requisite future service periods for each employee.

At December 31, 2008, the aggregate cumulative amount of employee deferred compensation that has been recognized is $112,012. This amount is included as deferred compensation in the accompanying statement of financial condition. Unvested amounts that are expected to be reflected as part of future compensation costs total $30,521 at December 31, 2008 and are not reflected in the accompanying financial statements.

The Company has a qualified 401(k) plan ("the Plan") for employees. The Company is required to match 25% of the employee's contributions. The amount charged to operations for the year ended December 31, 2008 was $10,875.

The Company may provide discretionary cash bonuses to certain employees based upon the actual performance of the Company.

Note 7 – Operating Leases

The Company leases its office space under a space sharing agreement with another party. The lease expired on December 31, 2008. Rent expense under this space sharing agreement for the year ended December 31, 2008 was approximately $202,764, including utilities and real estate tax passthroughs. The Company is currently in the process of finalizing a space sharing agreement for its office space for the year ended December 31, 2009.

Note 8 – Net Capital Requirement

As a registered securities broker-dealer and futures introducing broker, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC Rule 15c3-1), the Commodity Futures Trading Commission (CFTC) Regulation 1.17, and the National Futures Association (NFA) Rule 7001, which requires the maintenance of minimum net capital of $45,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. These rules provide that equity capital may not be withdrawn if, among other things, the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital did not exceed 15 to 1 and the Company had net capital, as defined, of $216,627, which was $171,627 in excess of its required net capital of $45,000. The Company's net capital ratio was .9 to 1.

Note 9 – 15c3-3 Exemption

The Company does not carry or clear customer accounts. Therefore, the Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 under Rule 15c3-3(k)(2)(i).

Supplementary Information

Mann Mann Jensen Partners LP

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2008

Net Capital

Total Partners' Capital		$1,020,013
Deduct Partners' Capital Not Allowable for Net Capital		0
Total Partners' Capital Qualified for Net Capital		1,020,013
Add:		
Subordinated Borrowings Allowable in Computation of Net Capital		0
Total Capital and Allowable Subordinated Borrowings		1,020,013
Deductions and/or Charges:		
Nonallowable Assets:		
Accounts Receivable	437,625	
Prepaid Expenses	62,815	
Deferred Management Fees Receivable	259,592	
Property and Equipment - Net	40,557	
Other Assets	2,797	
		(803,386)
Net Capital Before Haircuts on Securities Positions		216,627
Haircuts on Securities		0
Net Capital		$ 216,627

Aggregate Indebtedness

Items Included in Statement of Financial Condition:	
Accounts Payable	$ 83,428
Deferred Expenses	112,012
Total Aggregate Indebtedness	$ 195,440

ROTH & SPELLMAN LLP

Mann Mann Jensen Partners LP

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2008

Computation of Basic Net Capital Requirements

Minimum Net Capital Required	$ 45,000
Excess Net Capital at 1,500 Percent	$171,627
Excess Net Capital at 1,000 Percent	$197,083
Ratio Aggregate Indebtedness to Net Capital	.9 to 1

Reconciliation with Company's Computation

Net Capital, as Reported in Company's (Unaudited) FOCUS Report	$ 219,125
Audit Adjustment	(2,498)
Net Capital, Per Above	$ 216,627

ROTH & SPELLMAN LLP

MANN MANN JENSEN PARTNERS LP

REPORT ON INTERNAL CONTROL
FOR
FINANCIAL INDUSTRY REGULATORY AUTHORITY
(FINRA)

FOR THE YEAR ENDED DECEMBER 31, 2008

SEC
Mail Processing
Section

FEB 2 6 2009

Washington, DC
105

ROTH & SPELLMAN LLP

ROTH & SPELLMAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

730 River Road, New Milford, New Jersey 07646 Telephone: (201) 261-4700 Fax: (201) 261-9326 Website: www.rothspellman.com

To the Partners
Mann Mann Jensen Partners LP

In planning and performing our audit of the financial statements and supplemental schedules of Mann Mann Jensen Partners LP (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, Management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Roth & Spellman

Roth & Spellman LLP
New Milford, New Jersey

February 23, 2009